UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(AMENDMENT NO. 5 )*

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock, Par Value $.006 Per Share
(Title of Class of Securities)

36113E107
(CUSIP Number)

Li Fu Wise Sun Investments Ltd. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, 100027 China (86) 10 8441 7777	Richard Yee Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1815

With copies to:

Michael V. Gisser Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 China (86) 10 6535-5599	Akiko Mikumo Weil, Gotshal & Manges 29/F Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3476 9088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Li Fu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,837,2231
	8.	SHARED VOTING POWER 9,228,4332
	9.	SOLE DISPOSITIVE POWER 1,837,2233
	10.	SHARED DISPOSITIVE POWER 9,228,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,6564
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%5
14.	TYPE OF REPORTING PERSON IN

1 This includes 61,000 options for shares of Common Stock as described in Item 5.
2 This includes shares directly owned by Wise Sun and members of Mr. Fu’s family as described in Item 5.
3 This includes 61,000 options for shares of Common Stock as described in Item 5.
4 This excludes shares beneficially owned by Abax Lotus, AGC, Abax HK and Mr. Yang.
5 The percentage of beneficial ownership of each Reporting Person is based on 38,265,138 shares of Common Stock, which includes 38,204,138 shares of Common Stock issued and outstanding as of the date of this statement and 61,000 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Wise Sun Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,930,090 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,930,090 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,6566
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON CO

6 This excludes shares beneficially owned by Abax Lotus, AGC, Abax HK and Mr. Yang.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,0507
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

7 This excludes shares beneficially owed by Mr. Fu.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,0508
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

8 This excludes shares beneficially owed by Mr. Fu.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,0509
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

9 This excludes shares beneficially owed by Mr. Fu.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,05010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

10 This excludes shares beneficially owed by Mr. Fu.

This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Li Fu (“Mr. Fu”), Wise Sun Investments Ltd. (“Wise Sun”), Abax Lotus Ltd. (“Abax Lotus”), Abax Global Capital (“AGC”), Abax Global Capital (Hong Kong) Limited, (“Abax HK”) and Xiang Dong Yang (“Mr. Yang”, and together with Mr. Fu, Wise Sun, Abax Lotus, AGC and Abax HK, the “Reporting Persons”).  With respect to Mr. Fu and Wise Sun, this Schedule 13D/A represents Amendment No. 5 to the statement on Schedule 13D with respect to the Company filed jointly by Mr. Fu and Dalian Fushi Enterprises Group Company, Ltd. (“Fushi Group”) with the SEC on January 13, 2006 (the “Original 13D”), as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 jointly filed by Mr. Fu and Wise Sun with the SEC on February 10, 2009, November 4, 2010, March 1, 2011 and November 21, 2011, respectively (the “Existing 13Ds”).  This Schedule 13D/A represents Amendment No. 2 to the statement on Schedule 13D with respect to the Company filed by Mr. Yang and Abax HK on November 4, 2010, as amended and supplemented by Amendment No. 1 filed by Mr. Yang and Abax HK with the SEC on March 1, 2011.  This Schedule 13D/A represents Amendment No. 1 to the statement on Schedule 13D with respect to the Company filed by Abax Lotus and AGC on March 1, 2011.

Item 2.         Identity and Background

The information set forth in this Item 2 shall be deemed to supplement Item 2 of the Schedule 13D/A filed by the Reporting Persons on March 1, 2011 (the “March Schedule 13D/A”), and amend and restate in its entirety Item 2 of the Schedule 13D/A filed by Mr. Fu and Wise Sun on November 21, 2011 (the “2011 November Schedule 13D/A”).

(a) This Schedule 13D/A is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

Item 3.         Source and Amount of Funds or Other Consideration

The information set forth in this Item 3 shall be deemed to supplement Item 3 of the Schedule 13D/A filed by the Reporting Persons (other than Abax Lotus and AGC) on November 4, 2010 (the “2010 November Schedule 13D/A”) and amend and restate in its entirety Item 3 of the 2011 November Schedule 13D/A.

With respect to the proposed transaction described in Item 4 of this Schedule 13D/A, the Reporting Persons anticipate that approximately US$250,000,000 will be expended in acquiring outstanding shares of Common Stock owned by shareholders of the Company other than the Reporting Persons (“Publicly Held Shares”).

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 4.         Purpose of Transaction

The information set forth in this Item 4 shall be deemed to supplement Item 4 of the March Schedule 13D/A and amend and restate in its entirety Item 4 of the 2011 November Schedule 13D/A.

On November 17, 2011, Mr. Fu and AGC (acting on behalf of certain investment funds managed, advised and/or appointed by it) submitted a firm offer (the “Offer”) to a special committee of the Company’s Board of Directors (the “Board”) to acquire all of the Publicly Held Shares at a purchase price of US$9.25 per share (the “Offer Price”) (the “Proposed Transaction”).

Mr. Fu and AGC noted in the Offer that the Offer Price takes into consideration all key due diligence findings and has been revised down from the initial offer price of US$11.50 first indicated to the Board on November 3, 2010.  In addition to the results of due diligence investigations, the downward revision of the Offer Price reflects the Company’s weaker than projected earnings, increasingly challenging macro-economic trends (particularly weaker copper prices and a slow down in the roll-out of 3G networks in China) and the general deterioration in the global credit and equity markets.

The Offer contemplates that Mr. Fu and an entity or entities nominated by AGC will form an acquisition vehicle (the “Acquirer”) for the purpose of effecting the Proposed Transaction through a merger.  The Offer further contemplates that the Proposed Transaction will be funded through a combination of the proceeds from a term loan facility in the amount of US$200,000,000 from China Development Bank Corporation Hong Kong Branch and the proceeds from an equity investment by, and mezzanine debt financing from, certain investment funds managed, advised and/or appointed by AGC, as well as rollover equity from the Reporting Persons.

On November 17, 2011, in connection with the Proposed Transaction, AGC (on behalf of certain investment funds managed, advised and/or appointed by it) issued a financing commitment letter (“Financing Commitment Letter”) and committed to provide equity and mezzanine debt financing of an aggregate amount of up to US$50,000,000.  The source of funds for such equity and mezzanine debt financing will come from the investors in such funds.

The Offer is subject to the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Acquirer.  Any such definitive merger agreement entered into in connection with the Proposed Transaction is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of the Proposed Transaction, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to the merger agreement with its covenants thereunder and the absence of a material adverse effect.  No assurances can be given that any agreement with the Company relating to the Proposed Transaction will be entered into or that the proposed merger will be consummated.

If the Proposed Transaction is completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Stock Exchange.

Other than as set forth herein or in the Offer or the Financing Commitment Letter, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

The information set forth in this response to this Item 4 is qualified in its entirety by reference to the Offer and the Financing Commitment Letter, which are being filed herewith as Exhibits 7.02 and 7.03 respectively, each of which is incorporated herein by reference.

Item 5.         Interest in Securities of the Company

The information set forth in this Item 5 shall be deemed to amend and restate in their entirety the first, second, third and fourth paragraphs of Item 5(a)-(b) of the 2011 November Schedule 13D/A.

(a)-(b)  As of the date hereof, Mr. Fu directly holds 1,776,223 shares of Common Stock, plus 61,000 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options, together, approximately 4.8% of the outstanding Common Stock.

Mr. Fu is the holder of record of 100% of the equity interests of Wise Sun, which holds 7,930,090 shares of Common Stock, approximately 20.7% of the outstanding shares of Common Stock.  Mr. Fu has voting and dispositive control over the shares of the Company held by Wise Sun.  Mr. Fu is thereby deemed to have beneficial ownership of such shares.

Ms. Xin Liu, wife of Mr. Fu is the holder of record of 1,118,418 shares of Common Stock and Ms. Yunyun Zhang, mother of Mr. Fu, is the holder of 179,925 shares of Common Stock, which together represents approximately 3.4% of the Common Stock outstanding. Mr. Fu may be deemed to have beneficial ownership of the 1,118,418 shares of Common Stock held by Ms. Liu and the 179,925 shares of Common Stock held by Ms. Zhang by virtue of their family relationships. In addition, by verbal agreement, Mr. Fu has voting and dispositive control over such shares held by Ms. Liu and Ms. Zhang, however, Mr. Fu disclaims such beneficial ownership.

As a result, Mr. Fu may be deemed the beneficial owner of 11,065,656 shares of Common Stock or approximately 28.9% of the Common Stock outstanding.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in this Item 6 shall be deemed to supplement Item 6 of the March Schedule 13D/A and amend and restate in its entirety Item 6 of the 2011 November Schedule 13D/A.

Items 3 and 4 of this Schedule 13D/A are incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D/A:

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated November 21, 2011

Exhibit 7.02	Firm Offer Letter to the Special Committee of the Board of Directors of Fushi Copperweld, Inc., dated November 17, 2011

Exhibit 7.03	Financing Commitment Letter by and between Abax Global Capital and Green Dynasty Limited, dated November 17, 20l1

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:	November 21, 2011

Li Fu

/s/ Li Fu
Name: Li Fu

Wise Sun Investments Ltd.

By:	/s/ Li Fu
Name: Li Fu
Title: Director

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name:Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name:Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name:Xiang Dong Yang
Title: Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang